UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES AND EXCHANGE ACT 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from                      to

Commission file number 1-15967

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Dun & Bradstreet Corporation 401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation,

103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401(k) Plan

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2009	3

Notes to Financial Statements	4–20

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *	21

Exhibit

EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of

The Dun & Bradstreet Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 23, 2010

The Dun & Bradstreet Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

(dollars in thousands)

	2009	2008
Assets:
Investments at fair value (Notes 2, 3 and 4)	$726,689	$623,832

Net assets available for benefits at fair value	726,689	623,832
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(1,435)	3,581

Net assets available for benefits	$725,254	$627,413

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

(dollars in thousands)

2009
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$95,684
Interest income	8,334
Dividend income	5,271

Total income	109,289
Contributions:
Participant	26,478
Employer	6,192

Total contributions	32,670

Total additions	141,959

Deductions:
Benefits paid to participants	43,703
Administrative expenses	415

Total deductions	44,118

Increase in Net Assets Available for Benefits (Note 10)	97,841
Net assets available for plan benefits:
Beginning of year	627,413

End of year	$725,254

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”).

The following summary of major Plan provisions in effect for the plan years 2009 and 2008 is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and the Pension Protection Act of 2006.

Eligibility

All active employees of the Company are immediately eligible to participate in the Plan on their date of hire. Active employees hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, are automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate BlackRock LifePath Portfolios. A participant may elect either to change the contribution rate or not participate in the 401(k) Plan within 60 days of their employment date.

Contributions

Each eligible participant may contribute between 1% to 50% of compensation (subject to the Internal Revenue Service (“IRS”) limit of $245,000 to the Plan on a pre-tax and/or Roth basis and 1% to 16% on a post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). The total pre-tax, Roth and post-tax contribution percentage cannot exceed 50%. In addition, participants age 50 and over have the ability to contribute up to an additional $5,500 in pre-tax or Roth contributions through the Plan’s catch-up contribution provisions. Catch-up contributions are not eligible for Company matching contributions. The total pre-tax, post-tax and catch-up contribution percentage cannot exceed 75% of compensation.

Effective January 1, 2009, a Roth 401(k) contribution feature was added to the plan. This is an after-tax contribution option which, provided the plan participant meets certain requirements, allows the participant to withdraw their contributions and earnings thereon free of federal tax.

During Plan year 2008 and through February 18, 2009, the Company matched 100% of participant contributions up to a maximum match of 7%. Effective February 19, 2009, the Company amended the Plan to decrease the matching contribution to a maximum of 50% of the first 3% of a participant’s eligible compensation or a maximum match of 1.5% by the Company. In addition, members of the Company’s Global Leadership Team waived their right to receive employer matching contributions for the remainder of 2009. At the time, the Company decided it may, in its discretion, make an additional matching contribution after the end of the 2009 plan year, the amount of which, if any, would be determined based on an assessment of the Company’s performance against its financial goals. This discretionary performance-based matching contribution was to be available only to those participants who made elective deferrals under the Plan and who were employed on the last day of the plan year. However, no additional matching contribution was made by the Company for the Plan year ended December 31, 2009.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Effective April 1, 2010, the Company increased the employer match portion of its contribution to match 50% of the first 7% of a participant’s eligible compensation (or a maximum match of 3.5% by the Company).

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions by the participant and the Company are invested in one or more of the Plan’s investment funds as designated by the participant. Participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned, administrative expenses, and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant’s account balance in that fund on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

The Plan is a participant directed plan. In June 2009, the board of directors of Barclays PLC announced that it had accepted an offer from BlackRock, Inc. (BlackRock) to purchase the global Barclays Global Investors (“BGI”) business. The transaction closed on December 1, 2009, at which time Barclays Global Investors, N. A. changed its name to BlackRock Institutional Trust Company, N.A., consequently all former Barclays Global Investors investment options were re-named to reflect association within the BlackRock investment portfolio. Each fund’s investment objectives remain unchanged.

At December 31, 2009, the Plan offered the following sixteen investment options:

The Dun & Bradstreet Corporation Common Stock Fund is invested principally in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. Participants cannot direct more than 50% of their current contribution or existing account balance into the Dun & Bradstreet Corporation Common Stock Fund.

The BlackRock Balanced Index Fund is invested approximately 60% in the BlackRock Equity Index Fund and approximately 40% in a BlackRock U.S. Debt Market Index Fund.

The BlackRock Extended Market Fund Class K seeks to match the performance of the Dow Jones U.S. Completion Total Market Index. The fund invests in securities that make up the Dow Jones U. S Completion Total Stock Index. The index is comprised of the stocks of small and medium US companies that are not included in the S & P 500 index.

The BlackRock EAFE Equity Index Fund Class T is invested in stocks from certain countries outside the U.S. The Fund seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Index.

The BlackRock Equity Index Fund Class T is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. based companies.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The BlackRock LifePath Portfolios – including LifePath 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and LifePath Retirement Fund Class D are invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (“REITs”), Treasury inflation protection securities (“TIPS”), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at BlackRock gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the BlackRock LifePath Portfolios are based on the approximate year when investors will need their money from the portfolio for retirement.

Effective January 2010, there were two changes to the Blackrock LifePath portfolios; 1) the 2010 fund was merged into the LifePath Retirement fund, and 2) the 2050 fund was added as an investment option to the D&B 401(k) Plan. The 2050 fund is intended for participants who are expecting to need their retirement money around the 2048 or later time horizon, or those who want to invest in a fund with a larger equity allocation.

The BlackRock Small Cap Growth Equity Institutional Fund invests at least 80% of its net assets in equity securities issued by U.S. small capitalization growth companies in which the fund seeks long - term capital appreciation.

The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued.

The Perkins Mid-Cap Value Fund Class I Shares Fund is invested in assets which are common stocks of mid-sized companies whose stock prices are believed to be undervalued. The investments seek capital appreciation.

The Munder Mid-Cap Core Growth Class Y Fund is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The Fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The Northern Small Cap Value Fund is normally invested at least 80% of net assets in equity securities of small capitalization companies with market capitalization that are, at the time of purchase, within the range of the Russell 2000 Index. The fund primarily invests in the securities of U.S. issuers, but it may also invest to a limited extent in the securities of foreign issuers.

The PIMCO Total Return Institutional Class Fund is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

The Dun & Bradstreet Stable Value Fund, a separately managed account, is invested in cash equivalents, traditional guaranteed investment contracts (“GICs”) issued by banks or insurance companies and synthetic GICs. The synthetic GICs are comprised of a high quality fixed income portfolio invested in Galliard fixed income funds and wrap contracts issued by high quality financial institutions. These wrap contracts serve to stabilize the return of the fund by offsetting price fluctuations in the underlying fixed income portfolio.

Payment of Benefits

If a participant leaves the Company for reasons other than retirement, death or total and permanent disability, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid in a lump-sum payment. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or Individual Retirement Account (“IRA”).

If a participant retires from the Company, in accordance with the terms of the Company’s retirement plan, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, it will be paid in a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive the 401(k) Plan account balance in annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may choose to delay payment of their account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant becomes totally and permanently disabled while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, the participant will receive a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant’s and his or her designated beneficiary. A participant may choose to delay payment of the account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

If a participant dies while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If a participant dies after he or she leaves the Company (other than due to retirement or permanent and total disability) but before any payment from the Plan, the vested account balance may be paid to the participant’s beneficiary in one lump-sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Additionally, a participant’s loan repayment amount cannot exceed 15% of their semi-monthly gross compensation. Interest rates applicable to Plan loans are based on the prime rate as reported in Reuters on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2009 and 2008, interest on participant loans ranged between 5.25% and 11.5%.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he or she becomes totally and permanently disabled or dies.

Forfeited Accounts

Amounts forfeited by non-vested participants who terminated employment during the year ended December 31, 2009 were $618,619. As of December 31, 2009 and 2008, forfeited participant accounts totaled $119,767 and $188,180. These funds are typically used to reduce future Company contributions.

Administration of the Plan

The Board of Directors of the Company appointed three committees to perform certain administrative and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. Fidelity Investments Institutional Operations Company, Inc. is the record keeper. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

In June 2009, the Financial Accounting Standards Board (FASB) issued ASU No. 2009-01, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” that established the FASB Accounting Standards Codification™ (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC was effective July 1, 2009. Throughout the notes to the Plan’s financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

As described in ASC 946-210, Financial Services – Investment Companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common/collective trusts, mutual funds, traditional and synthetic guaranteed investment contracts, and short term investments. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility. During the year ended December 31, 2008, the fair value of the Plan’s investments depreciated due to sustained volatility in the global financial markets, especially in the equity markets, which in part was a result of a global credit crisis and a general global economic slowdown. During the year ended December 31, 2009, the Plan’s fair value of its assets appreciated. As of the date of this report, the financial markets continue to experience volatility.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, as well as participant account balances.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurement and Disclosures, which defines fair value and establishes a framework for measuring fair value under current accounting pronouncements that requires or permits fair value measurement and enhances disclosures. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Dun & Bradstreet Corporation Common Stock Fund

Dun & Bradstreet Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

These investments are investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Collective Investment Trusts are classified within Level 2 of the valuation hierarchy because they may be redeemed at net asset value daily.

Mutual Funds

These investments are public investment securities valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual Funds are classified within Level 1 of the valuation hierarchy because mutual funds are publicly traded and the NAV quoted in active markets.

Dun & Bradstreet Stable Value Fund

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, traditional guaranteed investment contracts (“GICs”) issued by banks or insurance companies and synthetic GICs. Traditional GICs are contracts issued by banks or insurance companies that guarantee principal repayment and a fixed or floating interest rate for a predetermined period of time. The fair value of a traditional GIC is based on the present value of the future cash flows from the GIC using current discount rate. The current discount rate is determined by using a Treasury rate for an equivalent remaining duration, and a GIC spread provided by Hueler Companies. Hueler Companies offers stable value indices and comparative market data allowing for effective monitoring and evaluation of a stable value fund. Traditional GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

Synthetic GICs are comprised of a high quality fixed income portfolio and wrap contracts issued by high quality financial institutions. The fair value of a synthetic GIC is the total fair value of the fixed income portfolio (based on the fair value of the underlying fixed income securities) and the value of the wrap contracts. The fair value of the wrap contracts is determined using the replacement method, i.e. the difference between the current wrap fees and the contracted wrap fees via a re-bid process discounted to present value using current discount rate. Synthetic GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Short Term Investment Funds (STIF)

These investments are collective trusts whose assets typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are valued at the NAV of $1. The short term funds are classified within Level 2 of the valuation hierarchy as they may be redeemed at NAV daily.

Loans to Participants

Loans to plan participants are valued at amortized cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

(dollars in thousands)	Level 1	Level 2	Level 3	Total
The Dun & Bradstreet Corporation Common Stock Fund	$70,706	$—	$—	$70,706
Common / Collective Trusts
Fixed Income	—	8,551	—	8,551
Equity	—	205,553	—	205,553
Other	—	59,407	—	59,407

Total Common / Collective Trusts	—	273,511	—	273,511
Mutual Funds
Growth Funds	121,267	—	—	121,267
Fixed Income Funds	49,354	—	—	49,354

Total Mutual Funds	170,621	—	—	170,621
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	27,197	—	27,197
Synthetic GICs	—	155,432	—	155,432
Money Market Fund	—	22,310	—	22,310

Total Investment Contracts	—	204,939	—	204,939
Short Term Investment Funds	—	145	—	145
Participant Loans	—	—	6,767	6,767

Total Investments at Fair Value	$241,327	$478,595	$6,767	$726,689

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

(dollars in thousands)				Participant Loans
Balance, beginning of year January 1, 2009				$6,165
Issuances, repayments and settlements, net				602

Balance, end of year December 31, 2009				$6,767

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

(dollars in thousands)	Level 1	Level 2	Level 3	Total
The Dun & Bradstreet Corporation Common Stock Fund	$70,656	$—	$—	$70,656
Common / Collective Trusts
Fixed Income	—	7,785	—	7,785
Equity	—	168,948	—	168,948
Other	—	45,630	—	45,630

Total Common / Collective Trusts	—	222,363	—	222,363
Mutual Funds
Growth Funds	85,399	—	—	85,399
Fixed Income Funds	41,055	—	—	41,055

Total Mutual Funds	126,454	—	—	126,454
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	97,940	—	97,940
Synthetic GICs	—	79,551	—	79,551
Money Market Fund	—	20,556	—	20,556

Total Investment Contracts	—	198,047	—	198,047
Short Term Investment Funds	—	147	—	147
Participant Loans	—	—	6,165	6,165

Total Investments at Fair Value	$197,110	$420,557	$6,165	$623,832

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

(dollars in thousands)	Participant Loans
Balance, beginning of year January 1, 2008	$5,497
Issuances, repayments and settlements, net	668

Balance, end of year December 31, 2008	$6,165

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

4.	Investments

Investments held by the Plan at December 31, 2009 and 2008 are summarized as follows:

(dollars in thousands)	2009	2008
At fair value:
Common Stocks	$69,876	$69,738
Common/Collective Trusts	273,511	222,363
Mutual Funds	170,621	126,454
Traditional GICs	27,197	97,940
Synthetic GICs	155,432	79,551
Short Term Investment Funds	23,285	21,621
Participant Loans	6,767	6,165

Total Investments held by the Plan	$726,689	$623,832

Plan investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 were as follows:

(dollars in thousands)	2009	2008
At fair value:
Common Stocks:
Dun & Bradstreet Corporation Common Stock	$69,876	$69,738
Common/Collective Trusts:
BlackRock Equity Index Fund	$148,238	$123,363
Mutual Funds:
PIMCO Total Return Fund - Institutional Class	$49,354	$41,054
Dun & Bradstreet Stable Value Fund:
Galliard Intermediate Bond Fund (Fixed Income Fund A)	$84,708	$57,898
Galliard Short AAA Fund (Fixed Income Fund F)	$39,510	*

*	Represents less than 5%

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(dollars in thousands)	2009
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$5,942
Common / Collective Trusts:
BlackRock Extended Market Fund	9,107
BlackRock Equity Index Fund	28,461
BlackRock EAFE Equity Index Fund	4,903
BlackRock Balance Index Fund	3,532
BlackRock LifePath Portfolio RET D	671
BlackRock LifePath Portfolio 2010 D	913
BlackRock LifePath Portfolio 2015 D	1,649
BlackRock LifePath Portfolio 2020 D	2,249
BlackRock LifePath Portfolio 2025 D	2,163
BlackRock LifePath Portfolio 2030 D	2,132
BlackRock LifePath Portfolio 2035 D	891
BlackRock LifePath Portfolio 2040 D	423
BlackRock LifePath Portfolio 2045 D	432
Mutual Funds:
Black Rock Small Cap Growth Equity Institutional Fund	257
Fidelity Blue Chip Growth Fund	6,551
Fidelity Diversified International Fund	7,115
Fidelity Equity Income Fund	3,785
Fidelity Low Prices Stock Fund	5,915
Perkins Mid Cap Core Growth Fund	305
Munder Mid-Cap Core Growth	5,206
Northern Small Cap Value	258
PIMCO Total Return Fund - Institutional Class	2,824

$95,684

5.	Contracts with Insurance Companies

The Plan has an investment in the Dun & Bradstreet Stable Value Fund which is comprised of benefit-responsive investment contracts with various insurance companies. These benefit responsive investment contracts or GICs are contracts issued by insurance companies that guarantee a return at a set rate of interest for a predetermined period of time.

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, traditional GICs issued by banks or insurance companies, and synthetic GICs. Synthetic GICs include security-backed contracts which are comprised of two components, an underlying fixed income portfolio that invests

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

primarily in U.S. domestic fixed income securities (bonds) and a wrap contract issued by a financial institution to provide stability of principal and interest. The Stable Value Fund is invested in broadly diversified portfolios of fixed income securities including financial instruments issued by highly rated companies.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 2.33% to 4.88% for 2009 and from 3.29% to 5.08% for 2008. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

6.	Tax Status

The IRS had previously determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan had been amended since receiving the determination letter. In January 2008, in accordance with IRS procedures, a request for a new determination letter was filed with the IRS. A response was received dated March 24, 2009 from the IRS advising a favorable determination on the Plan had been made which included all amendments to the Plan made on February 19, 2009 and prior. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

In September 2009, the Company was informed by the IRS that the Plan is undergoing examination and that they will perform an audit of the Plan for the year ended December 31, 2007. The audit is currently underway and communications from the IRS specify that it is estimated to be completed by January 2012.

7.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services paid to the trustee amounted to $52,000 for the year ended December 31, 2009.

The Plan invests in common stock of The Dun & Bradstreet Corporation. This qualifies as party-in-interest transactions. Following is the activity for the years ending December 31, 2009 and 2008.

	The Dun & Bradstreet Corporation
(dollars in thousands)	2009	2008
Settled amount from purchases	$2,724	$3,189
Settled amount from sales	$7,862	$9,145
Dividends paid	$1,173	$1,114
Net appreciation (depreciation)	$5,942	$(10,285)
Total value on 12/31	$69,876	$69,738

8.	Subsequent Events

The Plan evaluates subsequent events and the evidence they provide about conditions existing at the date of the Statement of Net Assets Available for Benefits as well as conditions that arose after the Statement of Net Assets Available for Benefits date but before the financial statements are issued. The effects of conditions that existed at the date of the Statement of Net Assets Available for Benefits date are recognized in the financial statements. Events and conditions arising after the Statement of Net Assets Available for Benefits date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. Management has applied this guidance and determined that it had no effect on the Plan’s financial statements.

9.	Recently Issued Accounting Standards

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events - Amendments to Certain Recognition and Disclosure Requirements, to amend authoritative guidance issued in May 2009 in ASC 855-10, Subsequent Events. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This authoritative guidance requires disclosure of the date through

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

which subsequent events were evaluated and the rationale for why that date was selected. SEC filers are exempt from disclosing the date through which subsequent events have been evaluated. The Plan adopted this authoritative guidance on January 1, 2010 and the adoption did not have any impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures and Fair Value Measurements, which adds new requirements for disclosures about transfers into and out of Level 1 and Level 2 and to add separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, this amendment further clarifies the existing fair value disclosure requirements. The authoritative guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the newly added disclosure for Level 3 activity, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the authoritative guidance for Plan year 2009 for disclosures related to Level 1 and Level 2. The adoption of this section of the authoritative guidance did not have a material impact on the Plan’s financial statements. The Plan will adopt the new disclosures on Level 3 in fiscal year 2010. The Plan is currently assessing the impact of the adoption of the Level 3 section of the authoritative guidance will have, if any, to the Plan financials. The Plan does not believe the adoption of this guidance will have a material impact to its financial statements.

In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides amendments to ASC 820, Fair Value Measurements and Disclosures. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009- 12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946, Financial Services – Investment Companies as of the reporting entity’s measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of ASU 2009-12 regardless of whether the fair value of the investment is measured using the practical expedient. The amended guidance was effective for annual periods ending after December 15, 2009. The adoption of this standard did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued authoritative guidance in ASC 820-10-65, Fair Value Measurements and Disclosures, which provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. The guidance also amended certain disclosure provisions for fair value measurements and disclosures in ASC 820 to require, among other things, disclosures of the inputs and valuation techniques used to measure fair value as well as disclosure of the hierarchy of the source of underlying fair value information on a disaggregated basis by specific major category of investment. The adoption of this standard did not have a material impact on the Plan’s financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

10.	Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit- responsive contracts to be reported at fair value. Therefore, there is an adjustment from fair value to contract value for fully benefit-responsive contracts and represents a reconciling item.

The following is a reconciliation of Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2009	December 31, 2008
Net assets available for benefits per financial statements:	$725,254	$627,413
Adjustment for fair value to contract value for fully benefit-responsive investment contracts	1,435	(3,581)

Net assets available for benefits per Form 5500:	$726,689	$623,832

The following is a reconciliation of the increase in Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2009
Net increase in net assets available for benefits per financial statements:	$97,841
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,016

Net Income per Form 5500:	$102,857

The Dun & Bradstreet Corporation 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)			(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Price Per Unit/ Share	Number of Shares / Units	Cost	Current Value
*	The Dun & Bradstreet Corporation Common Stock Fund	Common Stock and Money Market Funds	84.37	828,213	**	$70,706,162

	BlackRock U.S. Debt Index Fund	Common / Collective Trusts	25.73	332,353	**	8,551,452
	BlackRock EAFE Equity Index Fund	Common / Collective Trusts	13.19	1,632,683	**	21,548,619
	BlackRock Extended Market Fund	Common / Collective Trusts	35.30	1,013,196	**	35,765,828
	BlackRock Equity Index Fund	Common / Collective Trusts	37.18	3,987,048	**	148,238,462
	BlackRock LifePath Portfolio RET D	Common / Collective Trusts	11.00	839,727	**	9,236,996
	BlackRock LifePath Portfolio 2015 D	Common / Collective Trusts	10.39	871,720	**	9,057,170
	BlackRock LifePath Portfolio 2020 D	Common / Collective Trusts	10.08	1,189,402	**	11,989,176
	BlackRock LifePath Portfolio 2025 D	Common / Collective Trusts	9.80	1,099,127	**	10,771,443
	BlackRock LifePath Portfolio 2030 D	Common / Collective Trusts	9.56	1,037,665	**	9,920,080
	BlackRock LifePath Portfolio 2035 D	Common / Collective Trusts	9.33	496,572	**	4,633,019
	BlackRock LifePath Portfolio 2040 D	Common / Collective Trusts	9.13	205,266	**	1,874,075
	BlackRock LifePath Portfolio 2045 D	Common / Collective Trusts	8.95	215,101	**	1,925,151

						273,511,470

	BlackRock Small Cap Growth Equity Institutional Fund	Mutual Funds	19.51	71,107	**	1,387,306
*	Fidelity Blue Chip Growth Fund	Mutual Funds	37.95	593,536	**	22,524,678
*	Fidelity Diversified International Fund	Mutual Funds	28.00	1,178,335	**	32,993,369
*	Fidelity Equity-Income Fund	Mutual Funds	39.14	452,036	**	17,692,671
*	Fidelity Low-Priced Stock Fund	Mutual Funds	31.94	690,215	**	22,045,464
	Munder Mid-Cap Core Growth Fund	Mutual Funds	22.68	938,624	**	21,288,003
	Northern Small Cap Value Fund	Mutual Funds	12.29	155,190	**	1,907,288
	Perkins Mid Cap Value Fund	Mutual Funds	19.80	72,134	**	1,428,255
	PIMCO Total Return Fund - Institutional Class	Mutual Funds	10.80	4,569,823	**	49,354,092
*	Fidelity Investments - Short Term	Money Market				145,322

						170,766,447

	Dun & Bradstreet Stable Value Fund - Insurance and Investment Contracts Traditional GICs
	Metropolitan Life Insurance Co	Insurance Contract #29625 4/01/2010 5.00%	1.00	5,858,179	**	5,858,179
	Principal Life Insurance	Insurance Contract #4-04402-14 4/1/2010 4.88%	1.00	10,258,996	**	10,258,996
	Prudential Insurance Co	Insurance Contract # 062023 4/01/2010 4.47%	1.00	5,078,424	**	5,078,424
	Hartford Life Insurance	Insurance Contract #GA10744 4/01/2010 2.33%	1.00	6,001,269	**	6,001,269

						27,196,868

	Synthetic GICs
	Monumental Life Insurance	Synthetic GIC 5.30% constant duration				—
	State Street Bank & Trust Underlying Assets	Synthetic GIC 5.30% constant duration				—
	Galliard Intermediate Bond Fund (Fixed Income Fund A)	Security-Backed Contracts 5.30%	19.78	4,281,642	**	84,708,022

	Total fair value					84,708,022
	JP Morgan Chase Bank N.A. Underlying Assets	Synthetic GIC 3.53% constant duration				—
	Galliard Short AAA Fund (Fixed Income Fund D)	Security-Backed Contracts 3.53%	11.01	2,834,806	**	31,213,581
	Galliard Short AAA Fund (Fixed Income Fund F)	Security-Backed Contracts 3.53%	11.93	3,312,493	**	39,510,089

	Total fair value					70,723,670

						155,431,692

	Wells Fargo Short-Term Investment Fund	Money Market Funds	1.00	22,309,874	**	22,309,874

	Total Value Dun & Bradstreet Stable Value Fund					204,938,434

	Loans to Participants	Participants Loans (interest rates ranging from 5.25% - 11.50% and maturing through 2019)				6,766,952

		TOTAL INVESTMENTS				$726,689,465

*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401(k) PLAN

BY:	/s/ ANTHONY PIETRONTONE, JR.
Anthony Pietrontone, Jr.
Principal Accounting Officer and Corporate Controller, The Dun & Bradstreet Corporation

Date: June 23, 2010

/s/ MARIA SHARPE
Maria Sharpe
Senior Vice President and Chief Human Resources Officer, The Dun & Bradstreet Corporation